

January 24, 2024

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
29 Media Circle
Mediapolis 09-06
Singapore 138565

      Re: BeLive Holdings
         Amendment No. 3 to Draft Registration Statement on Form F-1
         Submitted January 10, 2024
         CIK No. 0001982448

Dear Kenneth Teck Chuan Tan:

    We have reviewed your amended draft registration statement and have the following comments.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022
4. Revenue, page F-73

1.   Clarify your disclosure to describe the judgments and uncertainties with your ability to determine it is probable that you will collect the consideration to which you are entitled, and it is appropriate to recognize revenue. Describe the significant changes in your customers' ability to pay during the periods presented and the impairment losses recognized for each period presented relating to revenue previously recognized. Disclose your basis for determining it is probable that you will collect the consideration to which you are entitled for revenue recognized during the period.

12. Trade and other receivables , page F-79

2.   You disclose that you assess credit risk based on a provision matrix within lifetime expected credit loss (not credit impaired). Further, credit-impaired debtors with gross carrying amounts of $860,010 as at June 30, 2023 is assessed individually and 100% allowance for expected credit loss was made in respect of these balances. Please further clarify how you estimated the lifetime expected credit loss for balances that are not considered credit impaired and how these estimates are reflected in your loss allowance balance.

   Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Henry Schlueter